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EXHIBIT 2

**

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	)
)
CORAM HEALTHCARE CORP. and	)	Chapter 11
CORAM, INC.	)
	)	Case Nos. 00-3299(MFW)
Debtors.	)	through 00-3300(MFW)
)

MOTION OF EQUITY COMMITTEE FOR
ORDERS RELATING TO THE GOVERNANCE OF CORAM

  I. INTRODUCTION—WHO WILL GOVERN CORAM?

        1.    The Issue.    On February 12, 2001, this Court will hear four (or perhaps more) motions,(1) all of which go to a single issue: Who will govern Coram and lead it out of the bankruptcy wilderness?

  The Equity Committee believes that a new blue ribbon board of directors for Coram Healthcare Corp., elected by the shareholders and consisting of persons with extensive experience in the healthcare field and unimpeachable public interest credentials and integrity, should govern Coram.

  Cerberus, the other Noteholders, and the Debtors, have already taken concerted action to disenfranchise the shareholders by (i) secretly amending the Coram, Inc. Stockholders' Agreement to give the Noteholders control of Coram, Inc. (the operating company) if the Equity Committee seeks a meeting of shareholders of Coram Healthcare, and, in addition, by (ii) seeking to install a Goldin type trustee who they hope will again "sprinkle holy water" on their still continuing conflicts.

        2.    The Blue Ribbon Board of Directors.    This Motion is presented by the Equity Committee in the context of its comprehensive plan to eliminate all conflict and restore and

(1)
At this writing, the motions are (1) The Equity Committee's Renewed Motion for leave to file a derivative complaint filed on December 28, 2001; (2) the motion made by the Equity Committee herein; and (3) the motion of Goldman Sachs and Foothill to appoint a Chapter 11 Trustee, filed on January 14, 2002; and (4) the Motion filed by the United States Trustee to appoint a Chapter 11 Trustee filed on January 18, 2002.

enhance value to Coram. Central to this effort is the election of a blue ribbon slate of directors who are experienced and successful in business and the business of healthcare, and whose integrity and lack of conflict is beyond reproach. The persons who the Equity Committee expects to be nominated, and who have agreed to serve as directors,(2) include the present Equity Committee members, and at least the following individuals:(3,4)

  Dean Jeffrey Lehman, Dean of the University of Michigan Law School and President of the American Law Deans Association.

  Susan Folkman, Ph.D,* Director of Osher Center for Integrative Medicine and Professor of Medicine at University of California San Francisco (UCSF); Distinguished Professor of Medicine UCSF; Member: National Institute of Health (NIH)/ National Institute of Mental Health Advisory Council, NIH/Office of AIDS Research advisory council; Honorary Doctorate: Utrecht University, the Netherlands, 1997; Recipient of grants of approximately $5 million from National Institute of Mental Health to study care giving.

  Roberta Shapiro, Currently Executive Director of Ronald McDonald House Charities, formerly Director of Managed Care for Cook County, Illinois, and Saint Joseph Hospital of Chicago, prominent health care industry consultant.

  Mark J. Gainor, currently President of a private venture capital investment company investing primarily in health care technology companies, formerly CEO of a multi-national manufacturer and distributor of health care supplies and director of two health care companies.

  Carl Goldfischer, M.D.,* is a managing director of Bay City Capital and leads the firm's Life Science Investment activities. His background includes extensive public and private investment and transaction work as well as clinical trial development knowledge. He is currently a Director for Diametrics Medical, Inc. and NeoRx Corp.

(2)
An asterisk indicates that the nominee is "under consideration" pending approval of related parties.

(3)
Additional candidates, of equal stature and experience, are currently being considered.

(4)
Certain relationships of the listed persons: Samuel Zell, a principal of Samstock, Inc. (a member of the Equity Committee) has been responsible for charitable donations to the University of Michigan, and to a community healthcare organization in Chicago, of which Roberta Shapiro was director. Affiliates of Mr. Zell have invested in ventures in which Mark J. Gainor is also an investor. The Equity Committee is not aware of any other relationships that exist between the members of the Equity Committee and the prospective directors which would be reportable pursuant to the SEC's proxy rules.

In addition to the persons named, the Equity Committee intends to propose that the Noteholders have a board seat so they may observe the open, transparent and unconflicted manner in which the new board will operate and participate in its deliberations.

        3.    Management.    Members of the Equity Committee have had exploratory discussions with an executive search firm that is ready to assist the new board in seeking out individuals qualified to provide senior management to Coram so that the tainted Crowley management team can be removed promptly. while no commitments have been made, nor confidential information shared, the Equity Committee is confident that competent, unconflicted management can be selected and put in place, without delay, by the new blue ribbon board.

        4.    By the Motion which follows, the Equity Committee asks that this Court permit the shareholders to determine who their directors will be and protect the shareholders' right to vote against improper actions already taken by the Noteholders and the Debtors to defeat such rights.

II.    THE EQUITY COMMITTEE MOTION

        The Official Committee of Equity Holders moves this Court for an order:

    •
    Requiring Debtor Coram Healthcare Corporation ("Coram Healthcare") to hold promptly an annual meeting of shareholders as required by the Delaware General Corporation Law, setting a date for such meeting, and requiring Debtors to cooperate with the Equity Committee in arranging for distribution of proxy materials; and

    •
    Declaring invalid provisions of certain December 31, 2001 amendments to the Coram, Inc. Stockholders' Agreement and related documents that purport to give Cerberus and the other Noteholders control of the Board of Directors of Coram, Inc. (which is Coram's operating company) if this Court orders a shareholders' meeting of Coram Healthcare.

In addition, the Equity Committee believes that a hearing should be set for the imposition of sanctions against Cerberus and the other Noteholders, and against the Debtors and their respective counsel:

    •
    For misrepresenting to the Court that the terms of the 2001 conversion of debt would be "identical (except in amount) to those that were approved by the Court on December 28, 2000 and utilized for the First Note Exchange"; and

    •
    For failing to disclose to the Court or any party, while under an obligation to do so,(5) that, rather than being "identical (except in amount)" to the conversion a year earlier, the provisions of this year's conversion gives direct control of Coram, Inc. to the Noteholders if this Court orders a shareholders' meeting of Coram Healthcare or if anyone, other than Dan Crowley, gives notice of a shareholders' meeting for the purpose, among other things, of appointing or removing any directors of Coram Healthcare of Coram, Inc..(6) That provision was negotiated between the Debtors and the Noteholders to deter and prevent the Equity Committee from seeking a shareholders' meeting.

III.  THE GROUNDS FOR AN ORDER REQUIRING A SHAREHOLDERS' MEETING.

  A.
  An Experienced, Independent Board of Directors Is the Best Way to Get Coram Out of Bankruptcy and Restore and Enhance Value.

        5.    Successful businesses are run by persons with ability, knowledge and mature experience in the business in which their company is engaged—persons who are free from conflict and who have a demonstrated record of integrity and devotion to the enhancement of value. The "blue ribbon" nominees described above possess these qualities.

        6.    Moreover, these persons will bring to Coram all of the evenhandedness, neutrality and integrity that the best trustee could bring—and more, because of their years of successful involvement in the financing and operation of business enterprises, including health care enterprises.

(5)
The representations that the new conversion was identical to the one a year earlier was made in open court on December 28, 2001. The actual facts of the governance changes were not disclosed to anyone until January 10, 2001, when Coram filed its Form 8-K, a copy of which is attached as Exhibit A. No effort was ever made to tell the Equity Committee that such changes had been made or to describe the contents of the 8-K.

(6)
Article 5 of the Amended Certificate of Designation of the Preferred Stock dated December 31, 2001 and Amendment No. 1 to the Coram, Inc. Stockholder Agreement among Coram, Inc., Cerberus Partners, L.P., Foothill Capital Corporation and Goldman Sachs & Co., entered into as of December 31, 2001.

        7.    The present conflicted board, which has permitted Coram to languish in bankruptcy while proposing two plans destined for failure, must be replaced. That can only be done by the shareholders, and that is the driving force behind this motion.

  B.
  The Failure of Coram to Hold an Annual Meeting for 29 Months is a Violation of the Delaware General Corporation Law and the Company's By-laws.

        8.    The shareholders of Coram Healthcare have not been permitted to elect directors since August 5, 1999—29 months ago—when the last annual meeting was held. This notwithstanding that the company's by-laws require annual meetings of shareholders "for the purpose of election of directors and for such other business as may lawfully come before it," (By-Laws, Article II, Section 2) and notwithstanding that Section 211(b) of the Delaware General Corporation Law provides that "an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws."

        9.    Section 211(c) of the Delaware General Corporation Law provides that

  "[i]f there be a failure to hold the annual meeting ... for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director."

        10.  These provisions of the Delaware General Corporation Law reflect the "fundamental value that the shareholder vote has primacy in our system of corporate governance because it is the "ideological underpinning upon which the legitimacy of directorial power rests."' Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1193 (Del. Ch. 1998) (quoting Blasius Industries, Inc. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. 1988)). "The shareholder vote is the basis upon which an individual serving as a corporate director must rest his of her claim to legitimacy." Sutton Holding Corp. v. DeSoto, Inc., 1991 WL 80223, *1 (Del. Ch. May 14, 1991).

  C.
  The Right of Shareholders to be Represented by Directors of Their Choice and Thus to Control Corporate Policy is Paramount, Even When the Company is in Bankruptcy.

        11.  "[T]he right of shareholders to compel a shareholders meeting for the purpose of electing a new board of directors subsists during reorganization proceedings." In re Marvel Entertainment Group, Inc., 209 B.R. 832, 838 (D. Del. 1997), (citing In re Johns-Manville Corp., 801 F. 2d 60, 64 (2d Cir. 1986)). In Manville, the Court made clear that Shareholders "should have the right to be adequately represented in the conduct of the debtor's affairs, especially in such an important matter as the reorganization of the debtor." Id. at 65 (quoting In re Bush Terminal Co., 78 F.2d 662 (2d Cir. 1935)). The Court said also:

  As a consequence of the shareholders' right to govern their corporation, a prerogative ordinarily uncompromised by reorganization, "a bankruptcy court should not lightly employ its equitable power to block an election of a new board of directors." Johns-Manville at 64 (quoting In re Potter Instrument Co., 593 F.2d 470, 475 (2d Cir. 1979)).

        12.  In addition to an order directing a shareholders' meeting, the Equity Committee seeks the Court's protection against actions taken by the Noteholders and Debtors that would nullify the benefits of a shareholders' meeting. These actions, and the basis for the relief sought, are described below.

  IV.
  THE GROUNDS FOR SEEKING AN ORDER INVALIDATING THE PREFERRED STOCK PROVISIONS THAT WILL GIVE THE NOTEHOLDERS CONTROL OF CORAM, INC. IF THIS COURT ORDERS A SHAREHOLDERS' MEETING.

        13.  The Noteholders, continuing to act in concert with the Debtors' management despite the Court's findings relating to the conflict of interest, have made a deceitful attack on the shareholders' right to elect directors of their choosing. In connection with the conversion of $23 million of debt into preferred equity last month (done to avoid the Stark II problem), Noteholders and Debtors secretly entered into an arrangement that will automatically give control of the Coram, Inc. board to the Noteholders if this Court orders that the annual meeting of the Coram Healthcare shareholders be held.

        14.  A shareholders' meeting for Coram Healthcare and the election of the blue ribbon board proposed above, would accomplish nothing if the Noteholders were permitted to control the board of Coram, Inc., the operating company. With this threat the shareholders would be effectively deterred from exercising their right to choose their directors.

  A. Last Year's Conversion of Debt into Preferred Stock

        15.  Last year, on December 29, 2000, the Noteholders converted approximately $109.3 million of their debt into a structurally senior Preferred Stock in order to comply with the provisions of Stark II. The Preferred Stock was issued by Coram, Inc., a wholly owned first-tier subsidiary of Coram Healthcare, a Debtor in these proceedings and the company which operates the business of Coram.

        16.  The documents governing the conversion in 2000 provided that the Noteholders, as owners of the Preferred Stock, had the right to elect two directors (out of seven) of Coram, Inc. or three Directors following the substantial consummation of a plan of reorganization for Coram, Inc. or Coram Healthcare.(7) The year 2000 conversion was approved by this Court, with the agreement of the Equity Committee, at an emergency hearing on December 28, 2000.

        17.  The Noteholders, as owners of the Preferred Stock, had no corporate governance rights prior to the substantial consummation of a plan of reorganization, other than the right to

(7)
Certificate of Designation dated December 29, 2000, Section 5. See also, Form 8-K filed January 10, 2002, "Prior to the occurrence of a 'triggering event' the holders of Preferred Stock have the right to appoint two directors to CI's Board of Directors."

appoint two directors, until December 29, 2001, when secretly, and without disclosure to the Court or any other party, they entered into an agreement with Debtors that purports to grant the Noteholders the right to elect four (instead of two) members of the seven member Coram Inc. board if a shareholders' meeting is ordered by the Court.

  B. This Year's Conversion

        18.  Following this Court's December 21, 2001 decision denying confirmation of the Second Plan, Debtors filed an Emergency Motion requesting an order approving an agreement between the Debtors and the Noteholders exchanging an additional $23 million in debt for Preferred Stock in order to deal once more with the Stark II problem.(8) A copy of the Motion is attached hereto as Exhibit B.

        19.  The Motion states that the

  Second Note Exchange agreement and the preferred shares will also contain terms respecting voting rights, board representation, redemption, anti-dilution provisions, and various additional covenants and warranties similar to the terms of the exchange that was approved by the court and effectuated at year end 2000, and which are customary for such securities.

(Emergency Motion, ¶ 25 (emphasis added)). Debtors did not attach a term sheet outlining in any greater detail the relevant terms for the preferred shares, as they had the prior year.

        20.  Debtors' Motion was heard on December 28, 2001. At the hearing Debtors' counsel, Mr. Novik, stated:

  We are back again seeking authorization this year to convert an additional $25 million of debt, senior note debt to preferred stock. It would be on the same terms as last year, and would parry last year's preferred, so it would essentially be an extension of that series. And we had a good deal of colloquy last year that I think resolved all of the objections people had and we are not seeking to change

(8)
On November 27, 2001, counsel for the Equity Committee suggested that the parties begin discussing Stark II. The Debtors' counsel admitted to the Court that without confirmation, there would be a Stark II issue, though "of a lesser magnitude." The Noteholders' counsel indicated his awareness of the issue, but would not discuss it, saying "I have no authority to discuss that." Transcript of 11/27/01, pp. 242-243.

  the terms from the prior preferred, except, obviously for the amount of the conversion. 12/27/01 Tr. pp. 2-3 (emphasis added).

        21.  Mr. Miller, the Noteholders' counsel, participated in the Motion by telephone. He did not contradict Mr. Novik's statement that no changes from the prior year were contemplated.

        22.  The Equity Committee supported the December 2001 motion since the terms of the exchange and of the preferred stock were represented by the Debtors and the Noteholders to be identical to the terms approved by the Court in December 2000. Since the motion was agreed to on those terms, the Court entered the Order approving the transaction. The Equity Committee and its counsel relied on their belief that the attorneys for the Debtors and Noteholders would not misrepresent the terms of the conversion to the Court, or withhold obviously critical information.

  C. Discovery of the Misrepresentation

        23.  On January 10, 2002, Coram Healthcare filed a form 8-K which revealed that the Debtors and the Noteholders had done something very different from what they had represented to this Court. Specifically, the 8-K states that as part of the year 2001 conversion of the Noteholders' debt to preferred equity, the Noteholders and the Debtors agreed that if certain "triggering events" occur, the holders of the Preferred Stock—the Noteholders—can elect four (as opposed to their right to elect two) of the seven members of the Coram, Inc. Board of Directors. A "triggering event" is defined as, among other things, giving notice of a meeting (other than a shareholder meeting called by Mr. Crowley) or entry of a court order (other than an order entered upon the motion of the Noteholders) compelling a shareholder meeting of Coram, Inc. or Coram Healthcare to elect directors.(9)

(9)
Article 5 of the Amended Certificate of Designation of the Preferred Stock dated December 31, 2001 and Amendment No. 1 to the Coram, Inc. Stockholder Agreement among Coram, Inc., Cerberus Partners, L.P., Foothill Capital Corporation and Goldman Sachs & Co., entered into as of December 31, 2001.

        24.  The 8-K shows also that in order to implement this new agreement, Debtors changed Coram, Inc.'s by-laws and amended the December 29, 2000 Stockholders Agreement to reflect the "triggering events" and the right of the Noteholders to control (elect four out of seven members) to the Coram, Inc. board.(10)

        25.  The misrepresentations and failure to disclose at the December 27, 2001 hearing was not confined to the Debtors. Mr. Miller warned that if the Equity Committee tried to call a board meeting of Coram Healthcare, then "we would then seek to exercise our appropriate corporate governance and other voting rights." (12/27/01 Tr., p. 8). But on December 27, 2001, when Mr. Miller made that threat, the Noteholders' governance and voting rights were limited to the election of two or three of seven directors to the Coram Inc. board.(11) There was no right to elect four of seven directors and there was no extant document that even referred to "triggering events" if a shareholders' meeting of Coram Healthcare was called. According to documents publicly filed with the Securities and Exchange Commission, it was not until December 31, 2001 that a document was executed that purports to give the Noteholders control of the Coram Inc. board if a Coram Healthcare shareholders' meeting is ordered by this Court.(12)

        26.  It is easy to understand the motives of the Noteholders in this attempt to seize control of Coram, Inc.. But why did the Debtors go along? Why did they agree to these changes

(10)
Article 5 of the Amended Certificate of Designation of the Preferred Stock dated December 31, 2001 and Amendment No. 1 to the Coram, Inc. Stockholder Agreement among Coram, Inc., Cerberus Partners, L.P., Foothill Capital Corporation and Goldman Sachs & Co., entered into as of December 31, 2001.

(11)
This was not the first threat made by Noteholders' counsel. At the closing arguments on December 17, 2001, Mr. Miller warned the Court: "I know that Your Honor will take heavily into consideration the consequences of a second failure to confirm this plan. I know that my clients will take those into account, as well." 12/17/01 Transcript, p. 719.

(12)
Amendment No 1 to the Stockholders' Agreement, attached to the January 10, 2002 8-K as Exhibit 99.5, recites that it is "dated as of December 29, 2000, (the "Stockholder Agreement"), is made and entered into as of the 31st day of December, 2001, by and among CORAM, INC., a Delaware corporation (the "Company"), CERBERUS PARTNERS, L.P., a New York limited partnership ("Cerberus"), FOOTHILL CAPITAL CORPORATION, a California corporation ("Foothill"), and GOLDMAN SACHS & CO., a New York corporation ("Goldman")."

and then file a misleading Motion to try to secretly effectuate the changes? The only answer is that the persistent conflict of interest continues. Debtors and Noteholders, conspiring together, have once again—for the third time now—ignored the Court's warnings that actions taken by conflicted persons are simply not proper.(13) They have misled the Court, misled the shareholders and misled the public.(14)

        27.  This Court should follow the lead taken by the other Delaware courts that have prohibited the operation of such devices by declaring invalid these provisions affecting corporate governance and imposing sanctions for this egregious conduct.

  V. THE FOOTHILL AND GOLDMAN SACHS MOTION FOR APPOINTMENT OF A TRUSTEE

        28.  The many reasons for not appointing a Trustee in this case will be addressed in the Equity Committee's response to the pending Motions for such an appointment. But it is sufficient reason to view the Noteholders' Motion for what it is: An attempt to prevent the shareholders of Coram from deciding who will govern their Company.(15)

        29.  The Foothill/Goldman Sachs Motion for Appointment of a Chapter 11 Trustee was filed by Mr. Alan Miller, who throughout these proceedings, and still, represents all of the

(13)
While we don't know whether Mr. Crowley continues to receive $80,000 per month even after the Court's opinion, it is interesting to note that in their Motion for the Appointment of a Chapter 11 Trustee, Goldman Sachs and Foothill, represented by the same attorney who continues to represent those two Noteholders and Cerberus, state that they have been advised that Mr. Crowley has "suspended"—not terminated—, but "suspended" his relationship with Cerberus. "Suspended", according to the Merriam-Webster Collegiate Dictionary (1998) is a temporary halting. "Suspend" means "to cause to stop temporarily." The synonym for "suspend" is "defer."

(14)
There was argument at the December 27, 2001 hearing concerning whether the Noteholders are bound by promises made a year earlier that they would not exercise corporate governance rights until Coram emerges from bankruptcy. The Equity Committee believes they are so bound, but that issue is not presently before the Court since neither the Debtors nor the Noteholders have ever asked the Court for its approval of a change in governance rights. We agree with the Court's observation on December 27 that "I don't think I need to determine whether the Noteholders should be permitted to change the deal they made last year . . . ." (12/27/01 Tr. p.12). In fact that statement by the Court makes even more outrageous the Noteholders' and Debtors' decision to proceed with the changes.

(15)
It is a fair inference that the Noteholders' believe that a Trustee is less likely to pursue vigorously the claims against them, and more likely to forgive their judicially determined sins.

Noteholders—including Cerberus, and including Stephen Feinberg. Thus it is not possible to accept the notion that the Foothill/Goldman Sachs Motion for Appointment of a Chapter 11 Trustee is not also filed on behalf of Cerberus. Viewed in this light, little weight can be given to the Motion.(16)

        30.  Worse, the Noteholders' Motion sounds suspiciously like Goldin redux—and the many arguments Noteholders make in favor of avoiding litigation and letting an "independent, disinterested, Court-approved fiduciary" (Motion, ¶ 19) decide what happened, sound suspiciously like the arguments made in favor of Mr. Goldin's appointment and ignores the fact that our judicial system requires that contested matters be determined in an adversary proceeding by a Court of competent jurisdiction.

        31.  Finally, the Noteholders suggest in their motion that the Equity Committee is attempting to "wrest control" of the CHC Board. (Motion, ¶ 14). If holding a democratic election, under SEC rules and as mandated by Delaware Law, is "wresting control" we are guilty.

(16)
The Noteholders brand the derivative claims against them as "scorched earth litigation" (Motion, Para 1, 16), "unwarranted litigation." (Id. , ¶ 17) and "a legal crusade." (Id, ¶ 20.) Apparently they will never learn. That is, in substance what they called the Equity Committee's objections to the First Plan, and to the Second Plan, it is what they called the Equity Committee's initial Motion for leave to file a Derivative complaint, and it is how they have characterized every action taken by the Equity Committee to prove the conflict of interest between Mr. Crowley and the Noteholders and to establish the damage caused by their own actions.

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EXHIBIT 2